UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EXCEED COMPANY LTD.
(F/K/A 2020 CHINACAP ACQUIRCO, INC.)
(Name of Issuer)**

Common Stock -- $0.0001 par value per share
(Title of Class of Securities)

G32335104
(CUSIP Number)

Fang Zheng
c/o Keywise Capital Management (HK) Limited
Room 4004-6, COSCO Tower
183 Queen’s Road Central, Hong Kong
Telephone number: +852 2815 7994
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

         November 20, 2009
(Date of Event which Requires Filing of this Statement)***

If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** On October 20, 2009, 2020 ChinaCap Acquirco, Inc. (“2020”), a Delaware corporation merged with and into Exceed Company Ltd. (“Exceed”), a British Virgin Islands Company.  Holders of 2020 common stock received one ordinary share of Exceed stock for each share of common stock of 2020 that they held.
*** This Amendment No. 1 is being filed solely as a result of a change in the aggregate number of Shares of the Issuer outstanding.  No Shares of the Issuer have been acquired or disposed of by the Reporting Persons since the filing of the Schedule 13D on October 28, 2009.

SCHEDULE 13D

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CUSIP No. G32335104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KEYWISE CAPITAL MANAGEMENT LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	873,600
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	873,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 873,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.7% based on 18,526,352 Shares outstanding.
14.	Type of Reporting Person: OO

SCHEDULE 13D

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CUSIP No. G32335104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FANG ZHENG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	873,600
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	873,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 873,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.7% based on 18,526,352 Shares outstanding.
14.	Type of Reporting Person: IN

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CUSIP No. G32335104

This Amendments No. 1 relates to the Statement of Beneficial Ownership on Schedule 13D filed by Keywise Capital Management Limited (“Keywise Cayman”) and Fang Zheng (“Mr. Zheng”) (collectively, the Reporting Persons”) filed with the Securities and Exchange Commission (the “Commission”) on October 28, 2009 (the “Schedule 13D”).  Except as set forth below, all Items of the Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 1 relates to shares of Common Stock – $0.0001 par value per share (the “Shares”), of Exceed Company Ltd., a British Virgin Islands business company (the “Company”).  On October 20, 2009, 2020 ChinaCap Acquirco, Inc. (“2020”), a Delaware corporation merged with and into the Company.  Holders of 2020 common stock received one ordinary share of Exceed stock for each share of common stock of 2020 that they held.

Item 1.                    Security and Issuer

Item 1 of the Statement is hereby amended to reflect the following information for updating as of November 20, 2009.

The class of equity securities to which this statement on Schedule 13D relates to is the Shares.  The address of the principal executive office of the Company is Xidelong Industrial Zone, Jinjiang, Fujian Province, People’s Republic of China.

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to reflect the following information for updating as of November 20, 2009.

Since the filing of the Schedule 13D on October 28, 2009 no additional Shares have been acquired or disposed of by the Reporting Persons for the account of Keywise Opportunities Master Fund.

Item 5.                    Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended to reflect the following information for updating as of November 20, 2009.

According to information filed by the Company with the U.S. Securities and Exchange Commission, as of October 31, 2009 the number of Shares outstanding was 18,526,352 based on the Company’s Report on Form F-1, filed on November 20, 2009.

(a)  Each of Keywise Cayman and Mr. Zheng may be deemed to be the beneficial owner of 873,600 Shares (approximately 4.7% of the total number of Shares outstanding) held for the account of Keywise Opportunities Master Fund.

(b)(i) Keywise Cayman may be deemed to have shared power to direct the voting and disposition of the 873,600 Shares that they may be deemed to beneficially own as set forth above.

(b)(ii) Mr. Zheng may be deemed to have shared power to direct the voting and disposition of the 873,600 Shares that they may be deemed to beneficially own as set forth above.

(c) Not applicable.

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CUSIP No. G32335104

(d) Not applicable.

(e) Solely as a result of a change in the aggregate number of Shares outstanding, as of November 20, 2009, the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities.

The filing of this Amendment No. 1 shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

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CUSIP No. G32335104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2009	KEYWISE CAPITAL MANAGEMENT LIMITED

By: /s/ Fang Zheng
Name: Fang Zheng
Title: Director of Keywise Capital Management Limited

Date: December 4, 2009	FANG ZHENG

By: /s/ Fang Zheng